S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  7-07

             July 24, 2007

DRILLING AT INCA PROJECT, CHILE

Drilling is now underway at the INCA project in Chile with the objective of discovering large porphyry copper-gold-molybdenum-silver deposits.  SAMEX plans to drill approximately 25 core holes totaling 10,000 meters of drilling in this first-phase program.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores.  These mineralized occurrences are the typical high-level expression to possible deeper seated, source porphyry copper intrusions of likely much larger size with significant upside exploration potential.  The Company’s objective is to explore beneath these oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  The drilling is designed to focus on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.

The INCA project is also favorably situated from both a geological and a logistical perspective, being very close to important transportation routes, power lines and general mining infrastructure. Also of importance, in 2005, Chilean national mining company, CODELCO discovered a 350-million-ton porphyry orebody (Cu, Au, Mo, Ag) on their property adjacent to the INCA project.  The INCA project is situated eight kilometers northeast of “Inca de Oro”, historically the most prolific gold producing district in Chile and 62 kilometers southwest of CODELCO’s El Salvador porphyry copper mine (0.97 billion tonnes of 0.63% copper, in production since 1959 with about two years of mine life remaining).

Blasting and bull-dozer work is on-going at the INCA project preparing additional access roads and drill pads.  The first-phase drill program is expected to take several months to complete. Additional news releases will provide updates on the exploration progress and results.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.